12/3/2004

04019830

TES
GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING NOV 30 2004 WASH. D.C. 173 SECTION

SEC FILE NUMBER
8- 24323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2003 AND ENDING SEPTEMBER 30, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCC INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 WESTOWN PARKWAY - SUITE 200
(No. and Street)

WEST DES MOINES (City) IOWA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. BOLTE 515-223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2500 RUAN CENTER, 666 GRAND AVENUE (Address) DES MOINES (City) IOWA (State) 50309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID A. BOLTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

NOTARIAL SEAL IOWA
KATHY R. HO[illegible]
COMMISSION [illegible]
MY COMMISSION EXPIRES
8/13/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statements of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

November 19, 2004

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Financial Condition

September 30, 2004 and 2003

Assets		**2004**	**2003**
Cash	$	92,685	123,091
United States treasury bills		299,029	99,762
Prepaid Insurance		248	400
Service fees receivable – Federated Securities Corp.		7,680	7,044
Investments		3,300	3,300
	$	402,942	233,597
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable – FCStone Group, Inc.	$	38,156	34,625
Accrued expenses		4,665	4,764
Total liabilities		42,821	39,389
Stockholder's equity (note 4):			
Common stock of $1 par value. Authorized 5,000 shares; issued 1,000 shares in 2004 and 2003		1,000	1,000
Additional paid-in capital		226,147	126,147
Retained earnings		132,974	67,061
Total stockholder's equity		360,121	194,208
	$	402,942	233,597

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Operations

Years ended September 30, 2004 and 2003

		2004	**2003**
Revenues:			
Service fees – Federated Securities Corp.	$	112,464	101,820
Interest income		2,112	1,052
Total revenues		114,576	102,872
Expenses:			
Accounting and audit		5,877	5,092
Regulatory fees and expenses		4,167	3,723
Overhead charge – FCStone Group, Inc. (note 3)		4,200	4,200
Miscellaneous		463	370
Total expenses		14,707	13,385
Income before income tax expense		99,869	89,487
Income tax expense (note 2)		33,956	30,425
Net income	$	65,913	59,062

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2004 and 2003

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2002	$ 1,000	126,147	132,999	260,146
Net income	—	—	59,062	59,062
Dividend paid to FCStone Group, Inc.	—	—	(125,000)	(125,000)
Balance at September 30, 2003	1,000	126,147	67,061	194,208
Net income	—	—	65,913	65,913
Additional equity investment by FCStone Group, Inc.	—	100,000	—	100,000
Balance at September 30, 2004	$ 1,000	226,147	132,974	360,121

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Statements of Cash Flows

Years ended September 30, 2004 and 2003

		2004	**2003**
Cash flows from operating activities:			
Net income	$	65,913	59,062
United States treasury bill discount accretion		(2,112)	(1,052)
(Increase) Decrease in service fees receivable – Federated Securities Corp.		(636)	2,374
Increase (Decrease) in accounts payable – FCStone Group, Inc.		3,531	(68)
(Increase) Decrease in prepaid insurance		152	(400)
Increase (Decrease) in accrued expenses		(99)	200
Net cash provided by operating activities		66,749	60,116
Cash flows from investing activities:			
Proceeds from maturity of United States treasury bills		400,000	200,000
Purchase of United States treasury bills		(597,155)	(199,121)
Net cash (used in) provided by investing activities		(197,155)	879
Cash flows used in financing activities:			
Equity investment by FCStone Group, Inc.		100,000	—
Dividends paid to FCStone Group, Inc.		—	(125,000)
Net cash provided by (used in) financing activities		100,000	(125,000)
Net decrease in cash		(30,406)	(64,005)
Cash at beginning of year		123,091	187,096
Cash at end of year	$	92,685	123,091
Supplemental disclosures of cash flows information:			
Cash paid during the year for:			
Income taxes	$	30,425	30,493

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Notes to Financial Statements

September 30, 2004 and 2003

(1) Summary of Accounting Policies and Related Matters

(a) General

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a securities broker-dealer.

The Company's transactions consist of maintaining its registration as a broker-dealer; investing in short-term securities; and, in accordance with the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania, selling shares in the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company also enters into agreements with customers of FCStone, LLC (FCStone) authorizing the Company to automatically invest any excess margin money held by FCStone in the customers' commodity accounts in shares of the Trust and, to redeem by wire such shares as necessary to cover any margin calls in customer commodity accounts.

(b) Investments

The Company has the positive intent and ability to hold its investment in United States Treasury bills until maturity. Accordingly, they are reported at amortized cost, which approximates fair value. Premium or discount on the purchase of treasury securities is accrued to income on a straight-line basis.

(c) Service Fees

The Company receives a service fee from Federated Securities Corp. based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers. The financial statements do not reflect the transfers through the Company's account, and there is no balance in its account, as funds are transferred in and out on the same day.

(d) Income Taxes

The results of the Company's operations are included in the United States federal income tax return of FCStone Group, Inc. Income taxes are allocated to the Company using the separate return method. Income taxes payable of $33,956 and $30,425 are reported as accounts payable to FCStone Group, Inc. at September 30, 2004 and 2003, respectively.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

(2) Income Taxes

Income tax expense (benefit) for the years ended August 31, 2004 and 2003 is as follows:

		2004			2003		
		Federal	State and local	Total	Federal	State and local	Total
Current	$	30,930	3,026	33,956	27,713	2,712	30,425
Deferred		—	—	—	—	—	—
	$	30,930	3,026	33,956	27,713	2,712	30,425

Income tax expense differs from the amounts computed by applying the United States federal income tax rate of 34% to earnings before taxes primarily as a result of state and local income taxes.

(3) Transactions with Parent Company

The Company shared office facilities and services with FCStone and recognized an overhead charge of $4,200 to the Parent during 2004 and 2003, respectively.

During fiscal 2004, the Parent made a capital contribution of $100,000 to assist the Company in meeting its net capital requirements (note 4).

(4) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Effective February 1, 2004, as a broker-dealer holding funds or securities for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2004, the Company's net capital was $346,989. Prior to February 1, 2004, the Company was required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in Rule 15c3-1.

Schedule 1

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Computation of Net Capital Under Rule 15c3-1*

September 30, 2004

Aggregate indebtedness:		
Accounts payable – parent company	$	38,156
Accrued expenses		4,665
Total aggregate indebtedness	$	42,821
Net capital:		
Stockholder's equity	$	360,121
Deduct nonallowable assets		10,980
Haircut on securities		2,243
Net capital	$	346,898
Minimum net capital	$	250,000
Ratio of aggregate indebtedness to net capital		12.34%

* There are no material differences from the Company's computation of net capital as reported on Form X-17A 5, Part IIA, as of September 30, 2004.

Schedule 2

Determination of Reserve Requirements Under Rule 15c3-3

September 30, 2004

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker-dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2004, the Company had no required reserve deposit.

See accompanying independent auditors' report.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of
FCStone Group, Inc.)

Information for Possession or Control Requirements Under Rule 15c3-3

September 30, 2004

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2004, for which instructions to reduce to possession or control had been issued as of September 30, 2004, for which the required action was not taken within the time frames specified under Rule 15c3-3	NONE	NONE
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE

See accompanying independent auditors' report.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
FCC Investments, Inc.:

We have audited the financial statements of FCC Investments, Inc. (a wholly owned subsidiary of FCStone Group, Inc.) for the year ended September 30, 2004, and have issued our report thereon dated October 8, 2004 In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company) for the year ended September 30, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparison and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section (8) of Regulation T of the board of governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 19, 2004